

Mail Stop 3720

August 16, 2016

Benny Doro
President
Atlantic Acquisition, Inc.
1212 S. Casino Center
Las Vegas, Nevada 89104

> **Re:** **Atlantic Acquisition, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed August 10, 2016**
> **File No. 333-211681**

Dear Mr. Doro:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

The Company, page 5

1.   We note your response to our prior comment 3. Since Mr. Dotres retains his shares, please delete the statement that he has canceled his shares. Do the same in the Business section on page 21.

Risk Factors

Rule 419 limitations may limit business combinations, page 9
Regulations concerning "blank check" issuers may limit business combinations, page 10

2.   We note your response to prior comment 1. Please revise these risk factors to clarify *how* these regulations may limit potential business combinations for the company.

Signature Page

3.   We note your response to our prior comment 5, but don't see any revisions to the signature page. Please revise to identify the appropriate individuals as principal executive officer, principal financial officer, and principal accounting officer.

Interim Consolidated Financial Statements

4.   Please provide updated interim financial statements for the quarterly period ending June 30, 2016. We refer you to the financial statement updating guidance in Rule 8-08 of Regulation S-X.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Celeste Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

                                        Sincerely,

                                        /s/ Larry Spirgel

                                        Larry Spirgel
                                        Assistant Director
                                        AD Office 11 - Telecommunications

cc: Harold Gewerter, Esq.